UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.
(Name of the Issuer)
Bright Horizons Family Solutions, Inc.
Swingset Holdings Corp.
Swingset Acquisition Corp.
Bain Capital Fund X, L.P.
Joshua Bekenstein
(Name of Person(s) Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
109195107
(CUSIP Number of Class of Securities)

Stephen I. Dreier
Chief Administrative Officer and Secretary
Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472
(617) 673-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)
Copies to:

James H. Cheek, III, Esq.	Creighton O’M. Condon, Esq.	R. Newcomb Stillwell, Esq.
Howard H. Lamar III, Esq.	Eliza W. Swann, Esq.	William M. Shields, Esq.
Bass, Berry & Sims PLC	Shearman & Sterling LLP	Ropes & Gray LLP
315 Deaderick Street	599 Lexington Avenue	One International Place
Suite 2700	New York, NY 10022	Boston, MA 02110
Nashville, TN 37238	(212) 848-4000	(617) 951-7000
(615) 742-6200
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$1,314,749,169.12	$51,669.64

*	The transaction value was determined based upon the sum of (a) $48.25 per share of 26,286,252 shares of Bright Horizons Common Stock, (b) $48.25 minus the weighted average exercise price of $22.34 per share of outstanding options to purchase 1,787,407 shares of Bright Horizons Common Stock, and (c) $48.25 per share with respect to 2,607 shares of Bright Horizons Common Stock issuable upon the conversion of restricted share units.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.00003930.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $51,669.64
Form or Registration No.: Schedule 14A
Filing Party: Bright Horizons Family Solutions, Inc.
Date Filed: February 19, 2008

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Bright Horizons Family Solutions, Inc., a Delaware corporation (“Bright Horizons” or the “Company”), the issuer of the Bright Horizons Common Stock that is subject to the Rule 13e-3 transaction, (2) Swingset Holdings Corp., a Delaware corporation (“Parent”), (3) Swingset Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (4) Bain Capital Fund X, L.P., a Cayman Islands limited partnership (“Bain”) and (5) Joshua Bekenstein, an individual (“Bekenstein”). Bright Horizons, Parent, Merger Sub, Bain and Bekenstein are collectively referred to herein as the “Filing Persons”.
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 14, 2008, by and among the Company, Parent and Merger Sub, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of Bright Horizons Common Stock issued and outstanding as of the effective time of the Merger (other than shares held in the treasury of the Company, owned by Merger Sub, Parent or any wholly owned subsidiary of Parent or the Company or held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $48.25 in cash. The Merger Agreement also provides that, upon consummation of the Merger, except as otherwise agreed by a holder and Parent, all outstanding options to acquire Bright Horizons Common Stock will become fully vested and immediately exercisable. All such options (other than certain options held by certain executive officers and directors of the Company who may become parties to Employee Rollover Agreements (as defined in the Merger Agreement) (the “Rollover Holders”)) not exercised prior to the consummation of the Merger will be cancelled and converted into the right to receive a cash payment equal to the number of shares of Bright Horizons Common Stock underlying the options multiplied by the amount by which $48.25 exceeds the option exercise price, without interest and less any applicable withholding taxes. Upon consummation of the Merger, except as otherwise agreed by the holder and Parent, all shares of restricted stock will vest and those shares will be cancelled and converted into the right to receive a cash payment equal to the number of outstanding restricted shares multiplied by $48.25, without interest and less any applicable withholding taxes. Additionally, all restricted share units will be converted into shares of Bright Horizons Common Stock immediately prior to the Merger and such shares will be cashed out at $48.25 per share, without interest and less any applicable withholding taxes. Certain options to purchase Bright Horizons Common Stock held by certain of the Rollover Holders that are not exercised prior to consummation of the Merger may be converted into options to acquire shares of common stock of Parent or one of its affiliates.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the shares of voting Bright Horizons Common Stock outstanding as of the close of business on the record date relating to the special meeting of stockholders.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that Bright Horizons is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Bright Horizons within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person(s)
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purpose of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects
Item 8. Fairness of the Transaction
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Item 10. Source and Amounts of Funds or Other Consideration
Item 11. Interest in Securities of the Subject Company
Item 12. The Solicitation or Recommendation
Item 13. Financial Information
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Item 15. Additional Information
Item 16. Exhibits
SIGNATURES
SIGNATURES
Exhibit Index
EX-99.(b)(1) Letter Agreement, dated as of January 14, 2008, among Goldman Sachs Credit Partners, L.P., Swingset Holdings Corp. and Swingset Acquisition Corp.
EX-99.(b)(2) Letter Agreement, dated as of January 14, 2008, among GS Mezzanine Partners V,L.P., Swingset Holdings Corp. and Swingset Acquisition Corp.
EX-99.(b)(3) Limited Guarantee, dated as of January 14, 2008,by Bain Capital Fund X, L.P. in favor of Bright Horizons Family Solutions, Inc.
EX-99.(b)(4) Letter Agreement, dated as of January 14, 2008, among Bain Capital Fund X, L.P. and Swingset Holdings Corp.
EX-99.(c)(3) Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated June 13, 2007.
EX-99.(c)(4) Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated November 6, 2007.
EX-99.(c)(5) Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated January 9, 2008.
EX-99.(c)(6) Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated January 13, 2008.
EX-99.(c)(7) Presentation of Evercore Group L.L.C to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated November 6, 2007.
Ex-99.(c)(8) Presentation of Evercore Group L.L.C to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated January 9, 2008.
Ex-99.(c)(9) Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 13, 2008.

Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:
Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472
(617) 673-8000
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting — Record Date”
(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Important Information About Bright Horizons — Market Price and Dividend Data” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “Important Information About Bright Horizons — Market Price and Dividend Data” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Important Information About Bright Horizons — Prior Stock Purchases” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties to the Merger”
Annex E — Information Relating to Parent, Merger Sub, Bain and Bright Horizons Directors and Executive Officers
(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“The Parties to the Merger”
“Important Information About Bright Horizons”
Annex E — Information Relating to Parent, Merger Sub, Bain and Bright Horizons Directors and Executive Officers

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement in Annex E — Information Relating to Parent, Merger Sub, Bain and Bright Horizons Directors and Executive Officers and Bright Horizons Directors and Executive Officers is incorporated herein by reference.
Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting”
“Special Factors”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — Treatment of Options, Restricted Shares, Restricted Share Units and Other Awards”
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“The Special Meeting — Rights of Stockholders Who Object to the Merger”
“Appraisal Rights”
Annex D — Section 262 of the General Corporation Law of the State of Delaware
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors — Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A 1005
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Certain Relationships Between Parent and Bright Horizons”
(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”

“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information About Bright Horizons — Prior Stock Purchases”
(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Item 6. Purpose of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement — The Merger”
“The Merger Agreement — Treatment of Options, Restricted Shares, Restricted Share Units and Other Awards”
Annex A — Agreement and Plan of Merger
(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purpose and Reasons of Bain, Joshua Bekenstein, Parent and Merger Sub for the Merger”

“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Effects on the Company if the Merger is Not Completed”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purpose and Reasons of Bain, Joshua Bekenstein, Parent and Merger Sub for the Merger”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Purpose and Reasons of Bain, Joshua Bekenstein, Parent and Merger Sub for the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger is Not Completed”
“Special Factors — Delisting and Deregistration of Bright Horizons Common Stock”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
Item 8. Fairness of the Transaction
Regulation M-A 1014
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Position of Bain, Joshua Bekenstein, Parent and Merger Sub as to Fairness”
Annex B — Opinion of Goldman, Sachs & Co.
Annex C — Opinion of Evercore Group L.L.C.
(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors — Background of the Merger”

“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Opinions of Financial Advisors”
“Special Factors — Position of Bain, Joshua Bekenstein, Parent and Merger Sub as to Fairness”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Annex B — Opinion of Goldman, Sachs & Co.
Annex C — Opinion of Evercore Group L.L.C.
(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
“The Merger Agreement”
(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Opinions of Financial Advisors”
Annex B — Opinion of Goldman, Sachs & Co.
Annex C — Opinion of Evercore Group L.L.C.
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”

“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”
“Important Information About Bright Horizons — Projected Financial Information”
Annex B — Opinion of Goldman, Sachs & Co.
Annex C — Opinion of Evercore Group L.L.C.
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Opinions of Financial Advisors”
“The Merger Agreement — Representations and Warranties”
Annex B — Opinion of Goldman, Sachs & Co.
Annex C — Opinion of Evercore Group L.L.C.
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Bright Horizons Common Stock.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Guarantee; Remedies”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Certain Effects of the Merger”
“Special Factors — Effects on the Company if the Merger is Not Completed”
“Special Factors — Financing of the Merger”
“The Merger Agreement”
Annex A — Agreement and Plan of Merger
(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Merger and the Merger Agreement”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
“Special Factors — Fees and Expenses of the Merger”
“The Merger Agreement — Termination Fees”
Annex A — Agreement and Plan of Merger

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Background of the Merger”
“Special Factors — Financing of the Merger”
Annex A — Agreement and Plan of Merger
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Important Information About Bright Horizons — Security Ownership of Certain Beneficial Owners and Management”
Except as set forth in the Proxy Statement under the caption “Important Information About Bright Horizons — Security Ownership of Certain Beneficial Owners and Management”, none of the persons or entities identified in response to Item 3 of this Transaction Statement beneficially own any shares of Bright Horizons Common Stock.
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About Bright Horizons — Security Ownership of Certain Beneficial Owners and Management”
“Important Information About Bright Horizons — Prior Stock Purchases”
Except as set forth in the Proxy Statement under the caption “Important Information About Bright Horizons — Prior Stock Purchases”, none of the persons or entities identified in response to Item 3 of this Transaction Statement have effected any transactions in shares of Bright Horizons Common Stock during the past 60 days.
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting— Voting Rights; Quorum; Vote Required for Approval”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purpose and Reasons of Bain, Joshua Bekenstein, Parent and Merger Sub for the Merger”
“Special Factors — Purpose, Reasons and Plans for Bright Horizons after the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Other Important Considerations”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Purpose and Reasons of Bain, Joshua Bekenstein, Parent and Merger Sub for the Merger”

“Special Factors — Purposes, Reasons and Plans for Bright Horizons after the Merger”
Item 13. Financial Information
Regulation M-A Item 1010
(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information About Bright Horizons — Historical Selected Financial Data”
“Important Information About Bright Horizons — Ratio of Earnings to Fixed Charges”
“Important Information About Bright Horizons — Book Value Per Share”
“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting — Solicitation of Proxies”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
“Special Factors — Fees and Expenses of the Merger”
(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors — Background of the Merger”
“Special Factors — Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors;
Fairness of the Merger”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”

Item 15. Additional Information
Regulation M-A Item 1011
(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016

(a)(1)	Letter to Stockholders of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Bright Horizons Family Solutions, Inc. with the Securities and Exchange Commission on February 19, 2008 (as amended, the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Stockholders of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement

(b)(1)	Letter Agreement, dated as of January 14, 2008, among Goldman Sachs Credit Partners L.P., Swingset Holdings Corp. and Swingset Acquisition Corp.

(b)(2)	Letter Agreement, dated as of January 14, 2008, among GS Mezzanine Partners V, L.P., Swingset Holdings Corp. and Swingset Acquisition Corp.

(b)(3)	Limited Guarantee, dated as of January 14, 2008, by Bain Capital Fund X, L.P. in favor of Bright Horizons Family Solutions, Inc.

(b)(4)	Letter Agreement, dated as of January 14, 2008, among Bain Capital Fund X, L.P. and Swingset Holdings Corp.

(c)(1)	Fairness Opinion of Goldman, Sachs & Co., dated as of January 14, 2008, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Evercore Group L.L.C., dated as of January 14, 2008, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated June 13, 2007

(c)(4)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated November 6, 2007

(c)(5)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 9, 2008

(c)(6)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 13, 2008

(c)(7)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated November 6, 2007

(c)(8)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 9, 2008

(c)(9)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 13, 2008

(d)(1)	Agreement and Plan of Merger, dated as of January 14, 2008, by and among Bright Horizons Family Solutions, Inc., Swingset Holding Corp. and Swingset Acquisition Corp., incorporated herein by reference to the Proxy Statement

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated February 19, 2008

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

By: Name:	/s/ Stephen I. Dreier Stephen I. Dreier
Title:	Chief Administrative Officer and Secretary

SWINGSET HOLDINGS CORP.

By:	/s/ Andrew Balson

Name:	Andrew Balson
Title:	Authorized Person

SWINGSET ACQUISITION CORP.

By:	/s/ Andrew Balson

Name:	Andrew Balson
Title:	Authorized Person

BAIN CAPITAL FUND X, L.P.

By: Bain Capital Partners X, L.P., its General Partner
By: Bain Capital Investors, LLC, its General Partner

By:	/s/ Andrew Balson

Name:	Andrew Balson
Title:	A Duly Authorized Representative

JOSHUA BEKENSTEIN

By:	/s/ Joshua Bekenstein

Name:	Joshua Bekenstein

Exhibit Index

(a)(1)	Letter to Stockholders of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Bright Horizons Family Solutions, Inc. with the Securities and Exchange Commission on February 19, 2008 (as amended, the “Proxy Statement”)

(a)(2)	Notice of Special Meeting of Stockholders of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement of Bright Horizons Family Solutions, Inc., incorporated herein by reference to the Proxy Statement

(b)(1)	Letter Agreement, dated as of January 14, 2008, among Goldman Sachs Credit Partners L.P., Swingset Holdings Corp. and Swingset Acquisition Corp.

(b)(2)	Letter Agreement, dated as of January 14, 2008, among GS Mezzanine Partners V, L.P., Swingset Holdings Corp. and Swingset Acquisition Corp.

(b)(3)	Limited Guarantee, dated as of January 14, 2008, by Bain Capital Fund X, L.P. in favor of Bright Horizons Family Solutions, Inc.

(b)(4)	Letter Agreement, dated as of January 14, 2008, among Bain Capital Fund X, L.P. and Swingset Holdings Corp.

(c)(1)	Fairness Opinion of Goldman, Sachs & Co., dated as of January 14, 2008, incorporated herein by reference to the Proxy Statement

(c)(2)	Fairness Opinion of Evercore Group L.L.C., dated as of January 14, 2008, incorporated herein by reference to the Proxy Statement

(c)(3)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated June 13, 2007

(c)(4)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated November 6, 2007

(c)(5)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 9, 2008

(c)(6)	Presentation of Goldman, Sachs & Co. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 13, 2008

(c)(7)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc. dated November 6, 2007

(c)(8)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 9, 2008

(c)(9)	Presentation of Evercore Group L.L.C. to the Special Committee of the Board of Directors of Bright Horizons Family Solutions, Inc., dated January 13, 2008

(d)(1)	Agreement and Plan of Merger, dated as of January 14, 2008, by and among Bright Horizons Family Solutions, Inc., Swingset Holding Corp. and Swingset Acquisition Corp., incorporated herein by reference to the Proxy Statement

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement

(g)	None